November 1, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic
Jennifer Thompson
Division of Corporation Finance

Re:	SuccessFactors, Inc.
Registration Statement on Form S-1
File No. 333-144758
Dear Mr. Orlic and Ms. Thompson:
     On behalf of SuccessFactors, Inc. (the “Company”), we are providing this letter to provide additional information in response to comment 8 of the letter dated October 26, 2007 from the staff of the Securities and Exchange Commission (the “Staff”).
     On Wednesday, October 31, 2007, the Company and underwriters determined the proposed initial public offering price range to be $8.00 to $10.00 per share. This price range will be reflected in the next pre-effective amendment to the Registration Statement, which is currently anticipated to be filed on Friday, November 2, 2007. This determination was made after the Company finalized the review of its financial results for the quarter ended September 30, 2007, which was completed on October 30, 2007.
     The Company believes that the fair market value of its common stock of $8.75 per share for stock options granted on September 14, 2007 was appropriate and reasonable, in light of the contemporaneous valuation the Company obtained on September 10, 2007 just prior to the granting of those stock options.
     The Company granted an option to purchase 280,000 shares of common stock to one individual on October 3, 2007 at an exercise price of $8.75 per share, which it believed was the fair market value of the common stock on that date. The Company believes this value was reasonable in light of the relatively recent unrelated third party valuation, and the fact that the last two weeks of September 2007 progressed as planned. Also, the proposed valuation range was not determined by the Company and the underwriters until October 31, 2007.
     The Company advises the Staff that it when it grants additional stock options, the exercise price will be $9.00 per share, the midpoint of the proposed initial public offering price range.

Securities and Exchange Commission
October 31, 2007

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP